Pricing Term Sheet	Filed pursuant to Rule 433
dated August 9, 2012	Registration File No. 333-182018
Supplementing the Preliminary
Prospectus Supplements
dated August 6, 2012
(To Prospectus dated June 8, 2012)

Exelixis, Inc.

Concurrent Offerings of

30,000,000 Shares of Common Stock, par value $0.001 per share

(the “Common Stock Offering”)

and

$250,000,000 principal amount of

4.25% Convertible Senior Subordinated Notes due 2019

(the “Convertible Senior Subordinated Notes Offering”)

The information in this pricing term sheet relates to the Common Stock Offering and Convertible Senior Subordinated Notes Offering and should be read together with (i) the preliminary prospectus supplement dated August 6, 2012, relating to the Common Stock Offering, including the documents incorporated by reference therein (the “Common Stock Preliminary Prospectus Supplement”), (ii) the preliminary prospectus supplement dated August 6, 2012, relating to the Convertible Senior Subordinated Notes Offering, including the documents incorporated by reference therein (the “Notes Preliminary Prospectus Supplement”), and (iii) the related base prospectus dated June 8, 2012, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-182018. All references to dollar amounts are references to U.S. dollars.

Issuer:	Exelixis, Inc., a Delaware corporation.

Ticker / Exchange for Common Stock:	EXEL / The NASDAQ Global Select Market (“NASDAQ”).

Trade Date:	August 9, 2012.

Expected Settlement Date:	August 14, 2012.

Recent Events	After the close of market on August 8, 2012, the Issuer was notified that the Food and Drug Administration’s Oncologic Drugs Advisory Committee (“ODAC”) will review the Issuer’s new drug application for cabozantinib as a treatment for patients with progressive, unresectable, locally advanced, or metastatic medullary thyroid cancer. The Issuer was notified that ODAC will review cabozantinib at its meeting tentatively scheduled for November 9, 2012. The Prescription Drug User Fee Act (PDUFA) action date is November 29, 2012.

Common Stock Offering

Title of Securities:	Common stock, par value $0.001 per share, of the Issuer (the “Common Stock).

Shares Offered and Sold:	30,000,000 shares (or a total of 34,500,000 shares if the underwriters’ option to purchase up to 4,500,000 additional shares of Common Stock is exercised in full).

Public Offering Price:	$4.250000 per share of Common Stock.

Underwriting Discount:	$0.223125 per share of Common Stock.

Concession to Dealers:	Up to $0.133875 per share of Common Stock.

Proceeds to Issuer:	The Issuer estimates that the net proceeds of the Common Stock Offering, after deducting the underwriting discounts and estimated offering expenses payable by the Issuer, will be approximately $120.4 million (or approximately $138.5 million if the underwriters exercise their option to purchase additional shares in full).

Joint Book-Running Managers:	Goldman, Sachs & Co. and Cowen and Company, LLC

Co-Managers:	Piper Jaffray & Co., Stifel, Nicolaus & Company, Incorporated and William Blair & Company, L.L.C.

Convertible Senior Subordinated Notes Offering

Convertible Senior Subordinated Notes:	4.25% Convertible Senior Subordinated Notes due 2019 (the “Notes”).

Aggregate Principal Amount Offered:	$250,000,000 aggregate principal amount of the Notes (or a total of $287,500,000 aggregate principal amount of the Notes if the underwriters’ option to purchase up to $37,500,000 principal amount of additional Notes is exercised in full).

Public Offering Price:	100% of principal amount per Note.

Underwriting Discount:	$32.50 per $1,000 principal amount of the Notes.

Maturity:	The Notes will mature on August 15, 2019, unless earlier converted, redeemed or repurchased.

Interest Rate:	4.25% per year.

Interest Payment Dates:	Interest will accrue from the date of issuance (which is scheduled for August 14, 2012) or from the most recent date to which interest has been paid or duly provided for, and will be payable semi-annually in arrears on February 15 and August 15 of each year, beginning on February 15, 2013.

Regular Record Date:	February 1 and August 1 of each year, immediately preceding the relevant February 15 or August 15 interest payment date, as the case may be.

Interest Escrow	The Notes will be secured in part until August 15, 2015, by a pledge of a portion of the proceeds from the sale of the Notes. Approximately $31.7 million, or approximately $36.5 million if the underwriters exercise their option to purchase additional Notes in full, will be deposited in the escrow account. The escrow account will contain an amount of permitted securities sufficient to fund, when due, the total aggregate amount of the first six scheduled semi-annual interest payments on the Notes, excluding additional interest, if any.

NASDAQ Closing Stock Price on

August 8, 2012:	$4.28 per share of Common Stock.

Reference Price:	$4.25 per share of Common Stock, the Public Offering Price per share in the Common Stock Offering.

Conversion Premium:	25% above the Reference Price.

Initial Conversion Price:	Approximately $5.31 per share of Common Stock.

Initial Conversion Rate:	188.2353 shares of Common Stock per $1,000 principal amount of Notes.

Optional Redemption	At any time on or after August 15, 2016, the Issuer may redeem all or part of the Notes, except for the Notes that the Issuer is required to repurchase in connection with a fundamental change (as defined in the Notes Preliminary Prospectus Supplement), for cash, but only if the last reported sale price of the Common Stock for 20 or more trading days in a period of 30 consecutive trading days ending on the trading day prior to the date the Issuer provides notice of redemption exceeds 130% of the conversion price in effect on each such trading day. The redemption price will equal 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Proceeds to Issuer:	The Issuer estimates that the net proceeds from the Convertible Senior Subordinated Notes Offering will be approximately $241.5 million (or a total of approximately $277.8 million if the underwriters exercise their option to purchase additional Notes in full), after deducting the underwriting discounts and estimated offering expenses payable by the Issuer.

Fundamental Change:	If the Issuer undergoes a “fundamental change” (as defined in the Notes Preliminary Prospectus Supplement), holders may require the Issuer to purchase for cash all or part of their Notes. The fundamental change purchase price (as defined in the Notes Preliminary Prospectus Supplement) will equal 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change purchase date (as defined in the Notes Preliminary Prospectus Supplement).

Sole Book-Running Manager:	Goldman, Sachs & Co.

Joint Lead Manager:	Cowen and Company, LLC

Co-Managers:	Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC

CUSIP Number:	30161Q AC8

ISIN Number:	US30161QAC87

Listing:	None.

Adjustment to Shares Delivered Upon

Conversion Upon a Make-Whole

Fundamental Change:	The following table sets forth the number of additional shares by which the Issuer will increase the conversion rate for a holder that converts its Notes in connection with a make-whole fundamental change (as defined in the Notes Preliminary Prospectus Supplement) having the stock price and effective date set forth below:

	Stock Price
Effective Date	$4.25	$4.50	$4.75	$5.00	$5.31	$5.75	$6.25	$6.91	$8.00	$9.00	$10.00	$12.00
August 14, 2012	47.0588	45.6194	43.5052	39.0592	33.8266	28.0410	23.0131	17.7350	11.4029	7.6519	5.1337	2.2360
August 15, 2013	47.0588	44.3130	39.0886	34.3736	29.4476	24.0755	19.4717	14.6907	9.0614	5.8546	3.7248	1.4156
August 15, 2014	47.0588	40.0921	34.6279	29.8685	25.6127	20.2135	15.6784	11.4514	6.6579	4.0294	2.3284	0.7141
August 15, 2015	47.0588	35.6583	30.0131	25.6521	20.5353	15.3787	11.2339	7.6949	3.9576	1.9690	1.0258	0.1780
August 15, 2016	47.0588	33.4583	26.5719	20.6924	15.1334	8.4774	3.5861	0.0000	0.0000	0.0000	0.0000	0.0000
August 15, 2017	47.0588	35.4874	28.3545	22.2020	15.7784	9.3156	3.6909	0.0000	0.0000	0.0000	0.0000	0.0000
August 15, 2018	47.0588	38.2024	30.3349	23.7891	16.9758	9.6966	4.0006	0.0000	0.0000	0.0000	0.0000	0.0000
August 15, 2019	47.0588	33.9869	22.2910	11.7647	0.0886	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•

if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•

if the stock price is greater than $12.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate; or

•

if the stock price is less than $4.25 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate be increased on account of a make-whole fundamental change to exceed 235.2941 shares of Common Stock per $1,000 principal amount of the Notes, subject to adjustments in the same manner as the conversion rate is required to be adjusted as set forth under “Description of the Notes—Conversion Rights—Conversion Rate Adjustments” in the Notes Preliminary Prospectus Supplement.

The Issuer’s obligation to satisfy the additional shares requirement could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness and equitable remedies.

Capitalization

The following table sets forth the Issuer’s capitalization as of June 30, 2012:

•	on an actual basis; and

•

on an as adjusted basis to give effect to the receipt of the net proceeds of $120.4 million from the sale of the Common Stock in the Common Stock Offering (assuming no exercise by the underwriters of the Common Stock Offering of their option to purchase additional shares) at a public offering price of $4.25 per share and the net proceeds from the issuance of $250.0 million aggregate principal amount of the Notes in the Convertible Senior Subordinated Notes Offering (assuming no exercise of the underwriters’ option to purchase additional Notes), in each case, after deducting the underwriting discounts and estimated offering expenses payable by the Issuer.

	As of June 30, 2012
(In thousands, except share and per share amounts)	Actual	As Adjusted
Current portion of debt obligations under the Issuer’s loan and security agreement with SVB	$3,158	$3,158
Current portion of debt obligations under the Deerfield Notes	10,000	10,000
Long-term debt, less current portion:
4.25% Convertible senior subordinated notes due 2019(1)	$—	$250,000
Long-term portion of debt obligations under the Issuer’s loan and security agreement with SVB	83,678	83,678
Long-term portion of debt obligations under the Deerfield Notes	85,862	85,862

Total long-term debt	$169,540	$419,540

Stockholders’ equity:
Preferred stock, par value of $0.001 per share, 10,000,000 shares authorized; no shares issued and outstanding, actual and as adjusted	—	—
Common stock, par value of $0.001 per share, 400,000,000 shares authorized; 148,794,245 shares issued and outstanding, actual, 178,794,245 shares issued and outstanding as adjusted(2)	149	179
Additional paid-in capital(1)	$1,267,890	$1,388,266
Accumulated other comprehensive income	5	5
Accumulated deficit	(1,168,995)	(1,168,995)

Total stockholders’ equity(1)	99,049	219,455

Total capitalization	$268,589	$638,995

(1)	Amounts shown do not reflect the application of Accounting Standards Codification 470-20, or ASC 470-20, which requires issuers to separately account for the liability and equity components of convertible debt instruments that may be settled entirely or partially in cash. Upon issuance of the Notes, a debt discount will be recognized as a decrease in debt and an increase in additional paid in capital. The debt component will accrete up to the principal amount over the expected term of the debt. ASC 470-20 does not affect the actual amount that we are required to repay, and the amount shown in the table above for the Notes is the aggregate principal amount of the Notes and does not reflect the debt discount, fees and expenses that we will be required to recognize or the increase in paid in capital.

(2)	The common stock shown as issued and outstanding in the table above is based on 148,794,245 shares of Common Stock outstanding as of June 30, 2012, and excludes the shares of Common Stock reserved for issuance upon conversion of the Notes, and also excludes, as of June 30, 2012: (i) 16,345,993 shares of Common Stock issuable upon the exercise of outstanding stock options, having a weighted average exercise price of $7.06 per share; (ii) 1,441,215 shares of Common Stock issuable upon the exercise of outstanding warrants, having a weighted average exercise price of $6.99 per share; (iii) 907,697 shares of Common Stock issuable upon the vesting of outstanding restricted stock units, stock appreciation rights and performance share awards; and (iv) an aggregate of up to 14,545,996 shares of Common Stock reserved for future issuance under the Issuer’s equity incentive and the Issuer’s 401(k) retirement plan.

Summary Consolidated Financial Data

The following information is provided as the as adjusted information in the balance sheet data as of June 30, 2012, set forth on (i) pages S-8 and S-9 of the Common Stock Preliminary Prospectus Supplement and (ii) page S-15 of the Notes Preliminary Prospectus Supplement:

As of June 30, 2012
As Adjusted(4)
(unaudited)
(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents, marketable securities and long-term investments(1)(2)	$619,400
Restricted cash and investments(2)	$35,767
Working capital(1)(2)	$452,357
Total assets(1)(2)(3)	$744,894
4.25% Convertible senior subordinated notes due 2019 (4)	$250,000
Debt obligations under the loan and security agreement with SVB	$86,836
Debt obligations under the Deerfield Notes	$95,862
Additional paid-in-capital(4)	$1,388,266
Total stockholders’ equity(4)	$219,455

(1)	The as adjusted amounts reflect the cash payment of a $1.5 million consent fee payable to Deerfield.

(2)	The as adjusted amounts reflect the cash proceeds from the issuance of the notes estimated to be placed in the interest escrow. Such amounts will be classified as restricted cash.

(3)	The as adjusted amounts reflect the capitalization of a $1.5 million consent fee payable to Deerfield.

(4)	Amounts shown do not reflect the application of ASC 470-20, which requires issuers to separately account for the liability and equity components of convertible debt instruments that may be settled entirely or partially in cash. Upon issuance of the Notes, a debt discount will be recognized as a decrease in debt and an increase in additional paid in capital. The debt component will accrete up to the principal amount over the expected term of the debt. ASC 470-20 does not affect the actual amount that we are required to repay, and the amount shown in the table above for the Notes is the aggregate principal amount of the Notes and does not reflect the debt discount, fees and expenses that we will be required to recognize or the increase in paid in capital.

The Issuer has filed a registration statement (including preliminary prospectus supplements each dated August 6, 2012 and an accompanying prospectus dated June 8, 2012) with the Securities and Exchange Commission, or SEC, for the offerings to which this communication relates. Before you invest, you should read the relevant preliminary prospectus supplement, the accompanying prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offerings. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from Goldman, Sachs & Co. (200 West Street, New York, New York 10282, Attn: Prospectus Department, Phone: 1-866-471-2526, Fax: 212-902-9316, Email: prospectus-ny@ny.email.gs.com) or from Cowen and Company, LLC (c/o Broadridge Financial Services, 1155 Long Island Avenue, Edgewood, NY, 11717, Attn: Prospectus Department, Phone: 631-274-2806, Fax: 631-254-7140).

This communication should be read in conjunction with the preliminary prospectus supplements dated August 6, 2012 and the accompanying prospectus. The information in this communication supersedes the information in the relevant preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in such preliminary prospectus supplement and the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.